SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2) *

ZIPREALTY, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

98974V107

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[	]	Rule 13d-1(b)
[X ]		Rule 13d-1(c)
[	]	Rule 13d-1(d)

_____________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

- Page 1 of 7 Pages -

CUSIP No. 98974V107

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1. Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

Punch Card Capital, L.P.

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2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ___

(b) ___

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3. SEC Use Only

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4. Citizenship or Place of Organization

Delaware

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Number of	5. Sole Voting Power:
Shares
Beneficially	6. Shared Voting Power:	602,946
Owned by
Each Reporting	7. Sole Dispositive Power:
Person with:
	8. Shared Dispositive Power:	602,946

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9. Aggregate Amount Beneficially Owned by Each Reporting Person

602,946

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10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

___

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11. Percent of Class Represented by Amount in Row (9)

2.86%

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12. Type of Reporting Person (See Instructions)

PN

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- Page 2 of 7 Pages -

CUSIP No. 98974V107

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1. Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

Punch Card Capital, LLC

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2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ___

(b) ___

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3. SEC Use Only

---------------------------------------------------------------------------------------------------------------------------------------------------

4. Citizenship or Place of Organization

Delaware

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Number of	5. Sole Voting Power:
Shares
Beneficially	6. Shared Voting Power:	602,946
Owned by
Each Reporting	7. Sole Dispositive Power:
Person with:
	8. Shared Dispositive Power:	602,946

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9. Aggregate Amount Beneficially Owned by Each Reporting Person

602,946

---------------------------------------------------------------------------------------------------------------------------------------------------

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

___

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11. Percent of Class Represented by Amount in Row (9)

2.86%

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12. Type of Reporting Person (See Instructions)

OO

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CUSIP No.	98974V107

- Page 3 of 7 Pages -

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1. Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

Norbert H. Lou

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2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ___

(b) ___

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3. SEC Use Only

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4. Citizenship or Place of Organization

United States

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Number of	5. Sole Voting Power:
Shares
Beneficially	6. Shared Voting Power:	602,946
Owned by
Each Reporting	7. Sole Dispositive Power:
Person with:
	8. Shared Dispositive Power:	602,946

---------------------------------------------------------------------------------------------------------------------------------------------------

9. Aggregate Amount Beneficially Owned by Each Reporting Person

602,946

---------------------------------------------------------------------------------------------------------------------------------------------------

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

___

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11. Percent of Class Represented by Amount in Row (9)

2.86%

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12. Type of Reporting Person (See Instructions)

IN

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- Page 4 of 7 Pages -

Item 1(a). Name of Issuer:

ZipRealty, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

2000 Powell Street

Emeryville, CA 94608

Item 2(a). Name(s) of Person(s) Filing:

1.	Punch Card Capital, LP, a Delaware limited partnership (“LP”);
2.	Punch Card Capital, LLC, a Delaware limited liability company (“LLC”); and
3.	Norbert H. Lou

LP, LLC and Mr. Lou are collectively referred to as the "Reporting Persons."

Item 2(b). Address of Principal Business Office or, if None, Residence:

P.O. Box 334, Gotha, FL 34734-0334

Item 2(c). Citizenship:

The LP and the LLC are Delaware entities. Mr. Lou is a citizen of the United States.

Item 2(d). Title of Class of Securities:

Common Stock

Item 2(e). CUSIP Number:

98974V107

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	Investment company registered under section 8 of the Investment Company Act, (15 U.S.C. 80a-8);
(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	A parent holding company or control person in accordance with §240.13d (b)(1)(ii)(G);
(h)	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

- Page 5 of 7 Pages -

(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable

Item 4. Ownership:

Each of the Reporting Persons may be deemed to beneficially own the following:

(a)	Amount beneficially owned: 602,946

Such shares are directly held by the LP. The LLC is the general partner of the LP, and, as a result, the LLC may be deemed to possess voting and/or investment power over the securities of the Issuer that are owned by the LP. Mr. Lou serves as the Managing Member of the LLC and, as a result, may be deemed to possess voting and/or investment power over the securities of the Issuer that are owned by the LP.

(b)	Percent of Class:	2.86% (based on 21,021,021 common shares outstanding at November 1, 2006 according to the Issuer’s quarterly report on Form 10-Q for the period ended September 30, 2006).
(c)	Number of shares as to which such person has:
	(i) Sole power to vote or to direct the vote:
	(ii) Shared power to vote or to direct the vote:	602,946
	(iii) Sole power to dispose or to direct the disposition of:
	(iv) Shared power to dispose or to direct the disposition of:	602,946

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. _X_

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security

Being Reported on by the Parent Holding Company:

Not applicable

- Page 6 of 7 Pages -

Item 8. Identification and Classification of Members of the Group:

Not applicable

Item 9. Notice of Dissolution of Group:

Not applicable

Item 10. Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2007 (Date)
/s/ Norbert H. Lou (Signature) Norbert H. Lou, individually and as managing member of Punch Card Capital, LLC, the general partner of Punch Card Capital, L.P.

- Page 7 of 7 Pages -